Exhibit (d)(6)

PERSONAL AND CONFIDENTIAL

February 1, 2005

Metals USA, Inc.

One Riverway, Ste. 1100

Houston, TX 77056

Attention: Mr. John A. Hageman, General Counsel

Dear Mr. Hageman:

We recognize that certain non-public, confidential, or proprietary information (“Confidential Information”) may be furnished orally or in writing to Apollo Management V, L.P. (“Apollo”) by, or at the direction of, Metals USA, Inc. (the “Company”) in connection with a potential investment in, or transaction involving, the Company or its assets by Apollo or its controlled affiliates (a “Potential Transaction”). For purposes of this agreement, Confidential Information means (i) all information concerning the Company or the Potential Transaction furnished to the Apollo Entities, their Representatives or Covered Persons (each as defined below) by or on behalf of the Company, whether pursuant to this agreement or otherwise (irrespective of the form of communication, whether written, oral, electronic or otherwise, (ii) all notes, data, analyses, projections, records, summaries, memoranda, compilations, forecasts, studies or other documents or writings (including on computer diskettes, hard drives and tapes and any other information held in, stored in, or accessible through any computer system) prepared by Representatives based in whole or in part on any information referred to in clause (i) (the “Apollo Documents”), and (iii) the fact that any investigations, discussions or negotiations have occurred, are occurring or will occur concerning the Potential Transaction or otherwise involving the Company and/or the Apollo Entities, or that the Apollo Entities have received, are receiving or will receive information from the Company, or any of the terms, conditions or other facts with respect to the Potential Transaction or Apollo’s involvement with the Company, or the status thereof, including, but not limited to, any decision by Apollo not to proceed with the Potential Transaction.

Apollo agrees to use the Confidential Information only for purposes of evaluating a Potential Transaction and not to disclose any Confidential Information to any person who is not (i) a partner, director, officer, member or employee of Apollo or an affiliate thereof (Apollo and such persons and affiliates are collectively referred to as “Apollo Entities”) who is involved in such Potential Transaction, who is consulted with respect to such Potential Transaction, or who Apollo determines otherwise needs to know such information (“Representatives”); or (ii) a person acting as an advisor to Apollo or a potential co-investor with, or financing source to, Apollo in connection with such Potential Transaction (“Covered Persons”), except with the consent of the Company or a subpoena, civil investigative demand (or similar process), order, statute, rule or other legal requirement to which such person is subject, subject to the provisions of the next paragraph. Apollo shall be responsible for any breach of this agreement by any of its Representatives or Covered Persons. Apollo represents to the Company that the Apollo Entities have been advised of their obligations concerning the confidentiality of information that has been provided to Apollo for purposes of evaluating potential investments of the kind referenced herein and that the United States securities laws prohibit any person who is in possession of material, non-public information regarding an issuer from purchasing or selling securities of such issuer or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

If any of the Apollo Entities or any of their Representatives or Covered Persons receives a subpoena, civil investigative demand (or similar process), order, statute, rule or other legal requirement to which such person is subject, pursuant to which Confidential Information is to be disclosed, Apollo will, to the extent practicable, promptly notify the Company thereof and cooperate with the Company to the extent legally permissible if the Company should seek to obtain a protective order or other reliable assurance that confidential treatment will be accorded to the portions of the Confidential Information subject thereto. Apollo shall be entitled to reimbursement from the Company for expenses reasonably incurred by it or any other Apollo Entity, including reasonable fees and expenses of counsel, in connection with any action requested by the Company to be taken pursuant to this paragraph.

Subject to the same limitations set forth above with respect to legal requirements (and the related procedures for limiting such disclosure) and to the provisions of the next succeeding paragraph below, the Company agrees not to disclose (other than to its directors, officers, representatives and advisors, and financing sources, who are consulted with by the Company in connection with the Proposed Transaction or who the Company determines otherwise need to know such information), and to cause such other persons not to disclose, the identity of Apollo, nor any of the facts and circumstances described in clause (iii) of the definition of “Confidential Information”. The foregoing shall not restrict the Company from making any public disclosure required by law or by the rules of Nasdaq provided that, to the extent practicable, the Company will consult with Apollo regarding any such disclosure in advance thereof.

Information will not be deemed Confidential Information if it (i) was already available to, or in the possession of, the Apollo Entities or their Representatives or Covered Persons prior to its disclosure by, or at the direction of, the Company in connection with Apollo’s evaluation of a Potential Transaction, (ii) is or becomes available in the public domain on or after the date hereof (other than as a result of a disclosure by any of the Apollo Entities or their Representatives or Covered Persons), or (iii) is acquired from a person who is not known by Apollo to be in breach of an obligation of confidentiality to the Company.

All written Confidential Information supplied by the Company to the Apollo Entities, their Representatives or Covered Persons in connection with the evaluation of a Potential Transaction and all copies thereof (excluding Apollo Documents) shall, upon written request by the Company, be destroyed, returned to the Company, or, at the election of Apollo, and with respect to any Apollo Documents not so destroyed, retained for document retention purposes, in which event such documents and the handling of same shall remain subject to the terms of this agreement. Apollo shall, upon request of the Company, certify in writing compliance with this paragraph by the Apollo Entities, their Representatives and, to the knowledge of the certifying party, Covered Persons.

Unless specifically invited in writing by the Board of Directors of the Company, Apollo hereby covenants and agrees that, for a period of one (1) year from the date hereof, none of the Apollo Entities will, in any manner, directly or indirectly, or in conjunction with any other person or entity, (a) effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in, (i) any acquisition of any equity securities (or beneficial ownership thereof) of the Company, (ii) any tender or exchange offer, merger or other business combination involving the Company, (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company, or (iv) any “solicitation” of “proxies” (as such terms are defined in Rule l4a-1 under the Securities Exchange Act of 1934, as amended) or consents to vote any securities of the Company; (b) form, join or in any way participate in a “group” (as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) or otherwise act, alone or with others, to seek to acquire or affect control of the management, Board of Directors or policies of the Company; (c) take any action which would as a matter of law or regulation require the Company to make a public announcement regarding any of the foregoing; or (d) permit any of its directors, officers, members, employees, agents or advisors to do any of the foregoing on behalf of any of the Apollo Entities; provided, however, that (A) nothing contained in this paragraph shall prohibit Apollo from making, or require Apollo to obtain the consent of the Company to make, one or more nonpublic proposals to the Board of Directors of the Company with respect to a transaction involving the Company; and (B) the restrictions on the Apollo Entities in this paragraph shall become inoperative at the earlier of (I) the Company’s entering into an agreement with respect to an extraordinary transaction (such as a recapitalization, reorganization or restructuring involving the Company, or a merger, stock or asset sale, tender agreement or the like, which involves at least 25% of the Company’s equity or assets of the Company and its subsidiaries on a consolidated basis) or (II)10 business days after a tender or exchange offer is made by any third party for the common stock of the Company, if the Board of Directors of the Company has not recommended that its stockholders reject the tender or exchange offer within such 10-business-day period.

Apollo agrees that the Company, without prejudice to any rights to judicial relief it may otherwise have, shall be entitled to seek equitable relief, including injunction, without the necessity of posting any bond therefor, in the event of a breach of any provisions of this agreement and that Apollo will not resist such application for relief on the basis that the Company has an adequate remedy at law.

Apollo understands that neither the Company nor any of its representatives or advisors have made or will make any representation or warranty, express or implied, under this letter as to the accuracy or completeness of the Confidential Information and shall have no liability whatsoever to Apollo or to any Apollo Entity resulting from their use of the Confidential Information. No contract or agreement to pursue the Potential Transaction or otherwise related to the Potential Transaction shall be deemed to exist unless and until a definitive agreement (“Definitive Agreement”) between the Company and Apollo (or Apollo Entity) has been executed and delivered. Unless and until a Definitive Agreement has been executed and delivered, neither the Company (nor any of its stockholders or affiliates) nor Apollo (or any Apollo Entity) has any legal obligation of any kind whatsoever with respect to the Potential Transaction except, in the case of this agreement, for the matters specifically agreed to herein. Except as may otherwise be agreed to in writing by the Company and Apollo (or Apollo Entity) after the date hereof, the Company (i) shall be free to conduct any process for the negotiation and consummation, if any, of the Potential Transaction as the Company in its sole discretion shall determine (including negotiation with any person in respect of the Potential Transaction and entering into a Definitive Agreement without prior notice to Apollo or any other person), (ii) may change at any time without notice to Apollo or any other person any procedures relating to the Potential Transaction, and (iii) may determine at any time without notice to Apollo or any other person not to proceed with the Potential Transaction.

For purposes of this agreement, the Board of Directors of the Company may act through any special committee appointed by the Board, or by the Chairman of the Board.

This agreement shall be construed in accordance with and governed by the domestic substantive laws of the State of Delaware, without giving effect to any choice of law or conflicts of law provision or rule thereunder.

Any action or proceeding to enforce or interpret this agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with any of the provisions of this agreement, or in any way arising out of this agreement or the transactions contemplated hereby shall be brought exclusively in the United States Federal District Court for the Southern District of Texas, and each of the parties to this Agreement hereby irrevocably consents to the jurisdiction of such court, as well as to the jurisdiction of all courts to which an appeal may be taken from such court, over its person, and waives any defenses based upon improper venue, inconvenient forum or lack of personal jurisdiction. Each of the parties hereby irrevocably consents to service of process in any such action or proceeding by delivery of process to such party by registered or certified mall, postage prepaid and return receipt requested, and properly addressed to the other party at its address set forth herein. The foregoing shall not preclude any party from effecting service of process by any other permitted method.

The parties hereby irrevocably waive the right to trial by jury in any such action or proceeding.

The provisions of this agreement shall remain in effect until the earlier of the date (i) that such information is no longer Confidential information; and (ii) that is three years from the date of this letter agreement.

Very truly yours,

APOLLO MANAGEMENT V, L.P.		Confirmed:
METALS USA, INC.

By:	/s/ Marc E. Becker	By:	/s/ John A. Hageman
	Name: Marc E. Becker		Name: John A. Hageman
	Title: Vice President		Title: General Counsel

Address:

9 West 57th Street

43rd Floor

New York, NY 10019